Exhibit 21.1

GreenLight Biosciences Holdings, PBC

List of Subsidiaries

Name of Subsidiary*	Jurisdiction
GreenLight Biosciences Inc. (100%)	Delaware
GreenLight Pandemic Response, Inc. (100%)	Delaware
GreenLight Security Corporation (100%)	Massachusetts

*	Percentage in parentheses indicates GreenLight Bioscience Holdings, PBC’s direct or indirect percentage ownership.